THIRD AMENDMENT

This Third Amendment (the “Amendment”), dated as of May 24, 2023, is hereby made and entered into by and among SpringBig Holdings, Inc., a Delaware corporation (the “Maker”), and L1 Capital Global Opportunities Master Fund, a Cayman Islands business organization (“Holder”).

A.Maker and Holder are parties to a Securities Purchase Agreement dated as of April 29, 2022, between Maker and Holder (as heretofore amended, the “Purchase Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.

B.Pursuant to the Purchase Agreement, Maker issued to Holder a Senior Secured Original Issue Discount Convertible Promissory Note, in the original principal amount of $11,000,000, dated as of June 14, 2022 (as heretofore amended, the “Note”) and a Common Stock Purchase Warrant, dated as of June 14, 2022, originally exercisable for 589,980 shares of the Maker’s Common Stock (the “Warrant”), and Maker and Holder entered into a Registration Rights Agreement, dated as of June 14, 2022 (the “Registration Agreement,” and collectively with the Purchase Agreement, the Note, the Warrant and the other documents and agreements executed and delivered in connection therewith, the “Loan Documents”).

C.Maker is seeking to complete a registered offering of Common Stock and, to those purchasers (if any) whose purchase would exceed certain beneficial ownership thresholds, pre-funded warrants pursuant to the Registration Statement on S-1 (File No. 333-271353) (the “Registration Statement” and the offering to be completed pursuant thereto, the “Offering”).

D.Lender has indicated a desire to participate in the Offering and will realize benefits from the Company’s completion of the Offering.

E.In furtherance of the Offering and in connection therewith, the parties mutually desire to the amend certain of the Loan Documents in certain respects and enter into certain other waivers and agreements, all as set forth herein.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Holder and Maker hereby agree as follows:

1.For avoidance of doubt, interest shall remain payable in accordance with Section 1.2(a) of the Note.

2.Maker will make a Principal payment to Holder in the amount of $100,000 on May 25, 2023 (“First Payment”), and Maker will make a Principal payment to Holder in the amount of $750,000 on the settlement date for the closing of the Offering (“Second Payment”).

3.Holder will purchase $1,500,000 of shares in the Offering upon the same price and terms set forth in the Registration Statement, of which $250,000 will be for cash and $1,250,000 will be in consideration for a like reduction in the Principal owing under the Note (the “Third Payment” and collectively with the First Payment and Second Payment, the “Offering Related Payments”).

4.The sentence of the Note in which the term “Maturity Date” is defined shall be amended and restated in its entirety to read as follows:

For all purposes of the Note, the Purchase Agreement and the other documents executed in connection therewith, the “Maturity Date” shall mean the date on which the final
Monthly Payment (as defined in Section 1.3(a)) shall be due in accordance with the terms of this Note, or March 5, 2025, whichever comes first.

5.Section 1.3(a) of the Note is hereby amended and restated in its entirety to read as follows:

(a) On each of the first business day of June, July and August of 2023, Maker shall make a $50,000 Principal payment to Holder. On each of the first business day of September,
October, November and December of 2023, Maker shall make a $75,000 Principal payment to Holder. On each of the first business day of January, February and March of
2024, Maker shall make a $200,000 Principal payment to Holder. Thereafter, the remaining Principal amount hereunder outstanding as of March 31, 2024 shall become payable in equal monthly installments of $386,410.68 (each, a “Amortization Payment”), commencing on April 1, 2024 and continuing on the first business day of each month thereafter (each, a “Payment Date”), until the Principal has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, conversion or prepayment of this
Note in accordance with its terms. For Purposes hereof, each of the payments of
Principal required by this Section 1.3(a) are referred to as a “Monthly Payment.”

6.Section 2(b) of the Warrant is hereby amended and restated in its entirety to read as follows:

(b) Exercise Price. The initial exercise price per share of Common Stock under this
Warrant shall be $1.00 per share, subject to adjustment as provided under Section 3.

7.Section 3.1(b) of the Note is hereby amended and restated in its entirety to read as follows:

“(b) Conversion Price. The Conversion Price means $1.00, subject to adjustment as provided herein.”

8.A new Section 3.7 is hereby added to the Note as follows:

3.7 Share Sale Restrictions. For Conversion Shares acquired at the Conversion Price,
Holder shall not resell a number of such Conversion Shares during any period of five consecutive Trading Days that exceeds 15% of the total volume for the Common Stock on the Principal Market during the immediately preceding five trading day-period.

9.The definition of “Exempt Issuance” in the Purchase Agreement is hereby amended by adding a new clause (g) as follows:

a. Common Stock or Common Stock Equivalents issued in the Offering.

10.A new Section 4(g) is hereby added to the Registration Agreement as follows:

(g) If it becomes necessary to file an amendment or post-effective amendment to the
Registration Statement or a new Registration Statement (any of the foregoing, a
“Filing”), in order to comply with Section 3(b) or 4(a), then the Company shall not be deemed in violation of this Agreement during the period prior to such Filing being declared effective, so long as the Company makes such Filing promptly (and in any event within 5 Trading days) and in good faith takes all commercially reasonable efforts to have such initial Filing declared effective as soon as possible, and so long as such Filing is in fact declared effective no later than 45 days after being filed.

11.Lender hereby waives any Default, Event of Default or alleged Default that has or may have occurred under the Loan Documents prior to the date hereof, including without limitation, the failure to make a payment on May 1, 2023 and the failure to comply with certain requirements to maintain the effectiveness of the Registration Statement (as defined in the Registration Agreement).

12.This Amendment shall become void, ab initio, if the Offering does not close on or before June 5, 2023, if Maker fails to raise at least $3 million (including amounts from Holder under Section 3 above), if Maker raises more than $5.5 million (including amounts from Holder under Section 3 above), or if there is a future Event of Default under the Note or this Amendment.

13.Maker shall include in any press release related to the Offering a note related to the willingness of Holder to accommodate the future growth of Maker.

14.The Company agrees to advise its transfer agent that it may accept an opinion from L1’s counsel covering resales of Conversion Shares and/or Warrant Shares under Rule 144.

Except as amended hereby, the Loan Documents shall remain in full force and effect without change and each is hereby confirmed. This Amendment may be executed in separate counterparts, each of which taken together shall be one and the same Amendment.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the first date written above:

SPRINGBIG HOLDINGS, INC.

By: /s/ Paul Sykes________________________

Title: Paul Sykes, Chief Financial Officer______________________

L1 CAPITAL GLOBAL OPPORTUNITIES MASTER FUND

By: /s/ David Feldman________________________

Title: David Feldman, Portfolio Manager______________________